UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 29 May, 2013
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into
English)
Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Reg. 2002/031431/06
Registered and Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780
Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863
www.sibanyegold.co.za
Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Timothy Cumming* Barry Davison* Rick Menell*
Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi*
Cain Farrel (Corporate Secretary) (*Non-Executive)
Vat No. 473 020 9410
MEDIA RELEASE:
AGREEMENT REACHED AT BEATRIX WEST SECTION
Westonaria, 29 May 2013: Sibanye Gold Limited (JSE: SGL & NYSE: SBGL) is pleased to report that agreement has been reached with employees and organised labour on the future of its Beatrix West Section, following the consultation process which began on 2 April 2013.
The Section 189 process is specifically focused on finding alternatives to closure and to extending employment to those effected for as long as possible. Although alternatives to the eventual termination of operations have not been found, as a result of a concerted production effort by the Beatrix West team, job losses have largely been limited to development employees, thereby providing continuing employment to stoping employees for longer. This arrangement will remain in force as long as the Beatrix West Section operates profitably and has stope face to mine.
In this regard, on the 28 May 2013 Sibanye Gold concluded an agreement with organised labour and non-
unionised employees to implement a number of measures aimed at temporarily returning the Beatrix West section to profitability. Management has agreed to keep this section open for as long as it remains profitable.
These avoidance measures include, inter alia:
stopping development at Beatrix West Section, which will affect approximately 330 employees; and
approximately 780 over-complement positions being reduced at the Beatrix Operations as a whole.

The Company will however, continue to try and limit job losses and will attempt to accommodate these employees elsewhere in the organisation, where possible.
If, as a result of the section 189 process, retrenchments become necessary at any point, such retrenchments will apply in respect of Beatrix West Section only, so as to minimise disruption, job loss and further financial losses on the other sections of the Beatrix operations.
The process will not invalidate or suspend the existing Section 189 consultation process and will be an extension of the time periods originally set out in the Section 189 letter issued on 2 April 2013.
Neal Froneman, CEO of Sibanye Gold, commented that the process had proceeded in a mature manner with management, organised labour, non-unionised employees and all stakeholders contributing positively to the negotiation process and the unfortunate commercial realities.

Contact
James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: May 29, 2013
By:              /s/ Charl Keyter
Name:         Charl Keyter
Title:            Chief Financial Officer